Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 24, 2014

Fantex, Inc.

On February 18, 2014 an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by Sports Illustrated NOW (the “Broadcast”). The Broadcast references an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast contains certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, host Maggie Gray states, “I said — literally — investing in the NFL, and I mean investing in players,” and refers to “[athletes selling] people part of their career.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the Broadcast, Mr. French states, “[shares of Fantex Series Vernon Davis] are registered with the SEC.” The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering.

•                  During the Broadcast, Mr. French states, “[shares of Fantex Series Vernon Davis] are linked to the underlying cash flow the brand generates in things — like his current and future NFL playing contracts, endorsements, even his post-career should he become a broadcaster,” and that “based on successfully raising four million dollars [Fantex, Inc. will] acquire ten percent of [Vernon Davis’s] future income stream.” Under the terms of the Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. The Company intends to finance the purchase price through the offering of 421,100 shares of Fantex Series Vernon at $10 per share.

•                  During the Broadcast, Ms. Gray questions, “Is the day [Vernon Davis] gets paid, the day the investors also get paid?” Mr. French responds, “It’s not quite that linked. In the sense, that close together, but yes. If he signs a larger contract that’s included as part of his brand income and as we collect the ten percent over time our intentions are absolutely to pay out dividends to the shareholders.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series Vernon Davis. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statement. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

•                  During the Broadcast, Ms. Gray questions, “Let’s say, somehow, Vernon Davis suffers a career ending injury next season. What happens?” Mr. French responds, “If he suffered a career ending injury, and obviously the rest of his contract isn’t guaranteed. Then he would stop earning income from the NFL, but he still has potential earnings from off-the-field, as well. So the security would be impacted but the investors should look at the long-term value that could be created.” Mr. French does not intend to imply that injuries would not greatly impact the value of the Vernon Davis’s brand or the value of the tracking stock. As is discussed in greater detail in the Registration Statement, the profitability of Vernon Davis’s Brand Contract is substantially dependent upon Vernon Davis’s ability to enter into at least one additional multi-year NFL player contract for at least $33 million.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, expectations for the use of the net proceeds from the Offering, financial condition, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,”  “will,” “would,” “should,” “could,” “grow” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Sports Illustrated NOW Broadcast with Maggie Gray

MEDIA: STATION: MARKET: SUBJECT:	Online Broadcast Sports Illustrated NOW N/A Fantex, Buck French

Maggie Gray, Host:

So, I said — literally — investing in the NFL, and I mean investing in players. Tell us a little bit about what Fantex is offering.

Buck French, Fantex CEO:

Yeah, so for the first time you can actually go to Fantex.com and actually reserve shares in Pro Bowl tight-end, Vernon Davis’ brand and the securities are registered with the SEC and they are linked to the underlying cash flow the brand generates in things — like his current and future NFL playing contracts, endorsements, even his post-career should he become a broadcaster.

Gray:

Interesting, so you guys have already paid Vernon Davis to be part of this, right?

French:

We haven’t paid him yet, no. It’s all based in the contract we signed, it’s based on us successfully raising four million dollars in order, to then, acquire ten percent of his future income stream.

Gray:

Ok, interesting, so if Vernon Davis — who becomes a free agent after the 2015 season — say he signs another big contract. Is the day he gets paid, the day the investors also get paid?

French:

It’s not quite that linked. In the sense, that close together, but yes. If he signs a larger contract that’s included as part of his brand income and as we collect the ten percent over time our intentions are absolutely to pay out dividends to the shareholders.

Gray:

Is this more or less risky than, say, investing in a company like: Apple or Ford or one of those classic companies that you’d invest in on Wall Street?

French:

You know — each investor has to decide their risk threshold. It’s definitely different. We’ve been on a road trip/road show in 13 cities. The goal has been to educate the general public. Ultimately, they’ll decide.

Gray:

What’s the first thing they should know before making an investment in something like this?

French:

They should absolutely understand the risks and decide whether the opportunity is something that they want to take on.

Gray:

Why Vernon Davis?

French:

You know, Vernon’s a multi-dimensional brand — I don’t know if you’ve met him — but, he’s not only a Pro Bowl tight-end, an elite player in the league, but he’s also a very personable and dynamic individual. He has a desire to go into broadcasting after his career is over, he’s over in Sochi right now, working on that as well as being the co-captain of the US curling team. So he’s a very interesting individual that we think has long-term potential

Gray:

Why did he want to do this?

French:

Yeah, so Vernon wanted to do it for his brand. He saw an opportunity to work and have a relationship with Fantex that ultimately he believed would create a longer-term value for his brand.

Gray:

I hate to even bring this up, but especially in the NFL, a lot of careers are cut short because of injury. Let’s say, somehow, Vernon Davis suffers a career ending injury next season. What happens?

French:
If he suffered a career ending injury, and obviously the rest of his contract isn’t guaranteed. Then he would stop earning income from the NFL, but he still has potential earnings from off-the-field, as well. So the security would be impacted but the investors should look at the long-term value that could be created.

Gray:

So, Vernon Davis could be the first. But are you expecting more athletes to sign on and basically sell people part of their career?

French:

Sure, so our goal is absolutely to do more than one. We wouldn’t have much of a business if there was only one. So, our goal is, over time, to add more brands onto the platform.

Gray:

Who would be the ideal person here? I’m thinking quarterbacks, probably.

French:

I can’t speculate, why don’t you tell me who you think?

Gray:

Tom Brady, I think probably. Or Aaron Rogers would be one of those people. Drew Brees. Colin Kaepernick, there you go.

French:

Perhaps, all of the above are great potential brands. They are more than just athletes, which is kind of what we look for.

Gray:

Give us a little bit of your background, Buck. Are you an economist? Marketing? Wall Street? How did you get to this?

French:

I built several companies, successfully. I grew up about 40 miles from here. I went to West Point Undergrad and started getting into the tech sector after I graduated Harvard Business School. So, I, uh, I like building stuff.

Gray:

Ok,so, Harvard Business School — not bad. Sports wise, can you put your rooting interests aside when you’re going on a venture like this, or who did you grow up rooting for?

French:

I’m 40 miles outside New York City I’m a Giants/Yankees fan, growing up in Connecticut. I absolutely can put my sports passions aside.

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